SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G/A
                                (RULE 13-D - 102)


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)





                        SUPREME INTERNATIONAL CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)



                          COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    868610106
-------------------------------------------------------------------------------
                                 (CUSIP Number)



                                Page 1 of 7 pages

                               CUSIP No. 868610106


(1)     Name of Reporting Persons  FANNY HANONO

        S.S. or I.R.S. Identification Nos. of Above Persons

(2)     Check the Appropriate Box if a Member of a Group
        (See Instructions) (a) |_|  (b) |_|

(3)     SEC Use Only

(4)     Citizenship or Place of Organization  U.S.A.

        Number of          (5)      Sole Voting Power                314,958
        Shares Bene-
        ficially           (6)      Shared Voting Power               85,400
        Owned by
        Each Report-       (7)      Sole Dispositive Power           314,958
        ing Person
        With               (8)      Shared Dispositive Power          85,400

(9)     Aggregate Amount Beneficially Owned by Each Reporting
        Person                                                     400,358 (1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)[ ]

(11)    Percent of Class Represented by Amount in Row (9)           5.86% (2)

(12)    Type of Reporting Person (See Instructions)             IN







--------

1 Represents 314,958 shares of Common Stock held by a limited partnership of which Fanny Hanono is the sole shareholder of the general partner and the sole limited partner and 85,400 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono is an officer and director.

2 Calculated on the basis of 6,832,120 shares of Common Stock outstanding on December 31, 1997.



                                Page 2 of 7 pages

                               CUSIP No. 868610106


(1)     Name of Reporting Persons  SALOMON HANONO

        S.S. or I.R.S. Identification Nos. of Above Persons

(2)     Check the Appropriate Box if a Member of a Group
        (See Instructions) (a) [ ]  (b) [ ]

(3)     SEC Use Only

(4)     Citizenship or Place of Organization  U.S.A.

        Number of          (5)      See Voting Power                11,250
        Shares Bene-
        ficially           (6)      Shared Voting Power                -0-
        Owned by
        Each Report-       (7)      Sole Dispositive Power          11,250
        ing Person
        With               (8)      Shared Dispositive Power           -0-

(9)     Aggregate Amount Beneficially Owned by Each Reporting
        Person                                                   411,608 (1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)[ ]

(11)    Percent of Class Represented by Amount in Row (9)          6.02% (2)

(12)    Type of Reporting Person (See Instructions)            IN





--------
1 Represents 314,958 shares of Common Stock held by a limited partnership of which Fanny Hanono, Salomon Hanono's spouse is the sole shareholder of the general partner and the sole limited partner, 85,400 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono is an officer and director, and 11,250 shares of Common Stock owned by Salomon Hanono held pursuant to the grant of stock options.

2 Calculated on the basis of 6,832,120 shares of Common Stock outstanding on December 31, 1997.



                                Page 3 of 7 pages

ITEM 1(A).     NAME OF ISSUER:

               SUPREME INTERNATIONAL CORPORATION

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               3000 N.W. 107th Avenue
               Miami, Florida  33172

ITEM 2(A).     NAME OF PERSON FILING:

               Fanny Hanono and Salomon Hanono

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               3000 N.W. 107th Avenue
               Miami, Florida  33172

ITEM 2(C).     CITIZENSHIP:

               U.S.A.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $.01 Par Value

ITEM 2(E).     CUSIP NUMBER:

               868610106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), IDENTIFY THE STATUS OF THE PERSON FILING:

               Not applicable.

ITEM 4.        OWNERSHIP:

I.      Fanny Hanono

        (a)    Amount Beneficiary Owned:  400,358 (1) SHARES.



--------
1 Represents 314,958 shares of Common Stock held by a limited partnership of which Fanny Hanono is the sole shareholder of the general partner and the sole limited partner and 85,400 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono is an officer and director.



                                Page 4 of 7 pages

        (b)    Percent of Class:  5.86% (2)

        (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to                    314,958
                      direct the vote

               (ii)   shared power to vote or to                   85,400
                      direct the vote

               (iii)  sole power to dispose or to                 314,958
                      direct the disposition of

               (iv)   shared power to dispose or to                85,400
                      direct the disposition of

II.     Salomon Hanono

        (a)    Amount Beneficiary Owned:  411,608 (3) SHARES.

        (b)    Percent of Class:  6.02% (2)

        (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to                     11,250
                      direct the vote

               (ii)   shared power to vote or to                       -0-
                      direct the vote

               (iii)  sole power to dispose or to                  11,250
                      direct the disposition of

               (iv)   shared power to dispose or to                    -0-
                      direct the disposition of



-----------
2 Calculated on the basis of 6,832,120 shares of Common Stock outstanding on December 31, 1997.

3 Represents 314,958 shares of Common Stock held by a limited partnership of which Fanny Hanono is the sole shareholder of the general partner and the sole limited partner, 85,400 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono is an officer and director, and 11,250 shares of Common Stock owned by Salomon Hanono held pursuant to the grant of stock options.



                                Page 5 of 7 pages

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

ITEM 10.       CERTIFICATION:

               Not applicable.



                                Page 6 of 7 pages

                                    SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 10, 1997                                 /S/FANNY HANONO
                                                  ------------------------
                                                  Fanny Hanono

February 10, 1997                                 /S/ SALOMON HANONO
                                                  ------------------------
                                                  Salomon Hanono




                                Page 7 of 7 pages